Mail Stop 4561

      						October 13, 2006


Warren D. Stowell
Telzuit Medical Technologies, Inc.
5422 Carrier Drive, Suite 306
Orlando, Florida  32819

Re:	Telzuit Medical Technologies, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
      Correspondence Filed September 8, 2006
      File No. 333-135287

Dear Mr. Stowell:

      We have conducted a limited review of your filing and have the
following comments.    Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the analysis you provided in your letter dated
September
8, 2006. However, based on the amount of shares registered on behalf of Vicis Capital, we believe the offering is an indirect primary offering and that Vicis Capital is an underwriter. Please revise the disclosure accordingly and revise to identify the fixed price at which the shares will be offered.

2. We note your response to prior comment 4 that Telephone Interpretation No. 3S(b) of the Manual of Publicly Available Telephone Interpretations (March 1999 Interim Supplement) provides support for the registration of the 550,000 shares. However, we do not agree that the referenced telephone interpretation provides support for including the 550,000 shares that were not issued prior to filing the registration statement. Please remove these shares from the registration statement.

Selling Stockholders, page 21

3. We note your response to prior comment 5. We will review your revisions in the next amendment.

Exhibit 5.1

4. We note your response to prior comments 6 and 7. Please file the revised opinion or provide us a revised draft along with your amendment.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please contact me at 202-551-3852 with any questions.

	Sincerely,



	Michael McTiernan
	Special Counsel

cc:	Brent Jones, Esq. (via facsimile)
	Bush Ross, P.A.
Warren D. Stowell
Telzuit Medical Technologies, Inc.
October 13, 2006
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